GURU.CLUB LLC

STATEMENT OF MEMBERS' EQUITY - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
MEMBERS' EQUITY AT BEGINNING OF YEAR	38,377	-
NET INCOME (LOSS)	(522,082)	(61,723)
CAPITAL CONTRIBUTIONS	435,200	100,100
MEMBERS' EQUITY AT END OF YEAR	$ (48,505)	$ 38,377